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Phoenix Preschool Education Centers, Inc.
July 7, 1997
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                                                   July 7, 1997


Phoenix Preschool Holdings, Inc.
150 E. 58th Street
31st Floor
New York, NY  10155

         Re: Plan of Reorganization between and among Phoenix Preschool Holdings, Inc., Phoenix
                  Preschool Education Centers, Inc. and
                  Michael C. Koffler ("Plan of Reorganization")

Gentlemen:

         This letter agreement is intended to constitute a legally binding Plan of Reorganization and to express our legally binding agreement with respect to those matters addressed in the Plan of Reorganization including the contemplated underwritten public offering of the common stock of Phoenix Preschool Holdings, Inc., a Delaware corporation ("Holdings"). The parties to this Plan of Reorganization are Holdings, Phoenix Preschool Education Centers, Inc., a Delaware corporation ("Education Centers, Inc."), and Michael C. Koffler ("Koffler"), who owns all of the outstanding common stock of Education Centers, Inc. At or before the first closing date under the contemplated underwriting agreement ("First Closing Date") for the initial public offering of the common stock of Holdings, Koffler will contribute to Holdings all of his common stock of Education Centers, Inc. and $500,000 of principal amount of indebtedness owed to Koffler by Education Centers, Inc. in a transaction (hereafter called the "Section 351 Transaction") effectuated pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, and Holdings will thereupon own all of the outstanding common stock of Education Centers, Inc.

         Koffler hereby warrants and represents to Holdings that he is, as of the date hereof, the sole owner of record and beneficially (as such term is defined in Rule 13d-3 of the Securities Exchange

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Phoenix Preschool Education Centers, Inc.
July 7, 1997
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Act of 1934) of all of the outstanding shares of the common stock of Education
Centers, Inc. To the best of Koffler's knowledge, there are no other shareholders of Education Centers, Inc. and that, and no person has the right to acquire shares of Education Centers, Inc. except for certain employees, consultants, bridge note holders, and the holders of the Capello warrants.


         Prior to the First Closing Date, Education Centers, Inc. shall declare a dividend to Koffler equal to the undistributed Subchapter S income (if any) of Education Centers, Inc. for periods prior to the First Closing Date. Holdings hereby guarantees all payments to be made by Education Centers, Inc. pursuant hereto and agrees to contribute to Education Centers, Inc. a sufficient amount of cash to fund all payments due to Koffler hereunder.

         Koffler hereby agrees that he will contribute to Holdings all of his shares of common stock of Education Centers, Inc., and $500,000 of the principal amount of indebtedness owed by Education Centers, Inc. to Koffler, on either the effective date of the registration statement of the contemplated public offering of Holdings common stock or at such later date, but not later than the First Closing Date, as is requested by Holdings. Koffler agrees not to convert the Convertible Promissory Note, dated as of January 1, 1996, of which Education Centers, Inc. is the maker and Koffler is the payee (the "Note"), prior to the First Closing Date, assuming that the First Closing Date occurs within four (4) months after the date hereof.

         In exchange, Koffler will receive 1,600,000 shares of the common stock of Holdings and 500,000 shares of Series A Preferred Stock of Holdings. Education Centers, Inc. will pay to Koffler any excess of the indebtedness due to Koffler from Education Centers, Inc. over and above the $500,000 in principal amount of indebtedness contributed by Koffler to Holdings. It is agreed that, as of March 31, 1997, Education Centers, Inc. owes Koffler $747,831, and that the due date of such indebtedness (which is evidenced in part by the Note) is hereby extended until July 1, 1998.

         Holdings agrees to assume, effective as of the First Closing Date, the obligations of Education Centers, Inc. under all outstanding warrants and options of Education Centers, Inc. and, subsequent to the First Closing Date, these warrants and options shall relate solely to the common stock of Holdings.

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Phoenix Preschool Education Centers, Inc.
July 7, 1997
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         It is understood that the consent of holders of warrants and options to purchase common stock of Education Centers, Inc. may be required by Holdings in order to confirm that their sole rights under the warrants and options are to receive common stock of Holdings, rather than common stock of Education Centers, Inc. If for any reason these consents are not obtained prior to the First
Closing Date, Holdings may require the transaction to be structured as a merger in which a subsidiary of Holdings is merged into Education Centers, Inc., rather than a Section 351 Transaction.

         This letter agreement shall automatically become null and void if for any reason there is no closing of the underwriting agreement for the contemplated public offering of Holdings common stock within four months from the date hereof or if there are substantial changes from the proposed initial public offering described in this letter agreement. Any Section 351 Transaction consummated hereunder shall become null and void, and automatically rescinded, if the First Closing Date does not occur.

         This letter agreement represents the entire understanding of the parties with respect to the subject matter, may not be amended, supplemented, terminated or waived except by written instrument signed by all parties hereto, may be executed in one or more counterparts, each of which shall be deemed an original against any party whose signature appears thereon, and shall be construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed solely in Delaware. This agreement shall be binding upon and inure to the benefit of the signatories hereto and their heirs, legal and other personal representatives (similar or dissimilar), estates, executors, administrators, successors and assigns. The signatories hereto, intend to be legally bound hereby.

                                   Very truly yours,


                                   ----------------------------------------
                                   MICHAEL C. KOFFLER


                                   PHOENIX PRESCHOOL EDUCATION CENTERS, INC.


                                   By:
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Phoenix Preschool Education Centers, Inc.
July 7, 1997
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Agreed:

PHOENIX PRESCHOOL HOLDINGS, INC.

BY:
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